Exhibit 99.8

Certificate of Qualified Person – Nathan Eric Fier

I, Nathan Eric Fier, do hereby declare that:

1.
I currently reside in Mission, British Columbia, Canada, and am currently the President and Chief Operating Officer for SilverCrest Mines Inc. My office address is Suite 501, 570 Granville Street, Vancouver, B.C., V6C 3P1.

2.	I hold two Bachelors of Science degrees in Geological Engineering (1984) and Mining Engineering (1986) from Montana Tech, Butte, Montana.
3.
I am a member in good standing in the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), member # 135165, (APEGSK), member # 23381 and a Certified Professional Geologist registered with the American Institute of Professional Geologists (AIPG, USA) member # 10622.

4.	I am an author and Qualified Person (within the meaning of National Instrument 43-101) responsible for the preparation of the Technical Report entitled:
“SANTA ELENA EXPANSION PRE-FEASIBILITY STUDY AND OPEN PIT RESERVE UPDATE” SONORA, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINE S INC.
July 25, 2013
Effective Date: April 30, 2013
5.	I am responsible for sections 1, 4.2 to 4.4, 10.3, 11.5, 12.6, 13.2, 14.5 to 15.6 excluding 15.4, 16.6.2 to 16.10 excluding 16.7, 18.1, 18.4, 19, 21.1.6, 21.1.7, 21.2.2, 21.3, 21.4, 23, 24, and 26.4.
6.
As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that the sections of this report for which I am responsible have been prepared in compliance to National Instrument 43-101.

7.	I have visited the Santa Elena property on numerous occasions between January 2005 to July 2013.
8.	I have worked on numerous related properties over 28 years of worldwide geologic and mining experience including but not limited to;
a.	Various Technical Reports on Santa Elena Property, Mexico – low sulfidation epithermal deposit (LSED).
b.	Technical Report on Cruz de Mayo Property, Mexico – LSED.
c.	Technical Report on San Marcial Property, Mexico – LSED.
d.	Due Diligence on Gold Road Property, Arizona – LSED.
e.	Technical Report on La Joya Property, Mexico – Skarn.
f.	Development manager for the La Colorada and La Trinidad mines, Mexico – LSED.
g.	Technical Report on El Zapote Property, El Salvador – Breccia Pipe.
h.	Technical Report on El Ocote Property, Honduras – Breccia Pipe.
i.	Work on several Carlin-type gold deposits – Gold Quarry, Betze-Post, Leeville.
j.	Work on several Copper-gold-moly porphyry deposits – Batu Hijau, Endako.
9.
I am not independent of SilverCrest Mines as independence is described in Section 1.5 of the National Instrument 43-101. In addition I am currently a shareholder of SilverCrest and am I directly entitled to financially benefit from its success.

10.	Prior to this report, I have had extensive prior involvement on the Santa Elena property including multiple previous Technical Reports, exploration, development, construction and production.
11.
To the best of my knowledge, information and belief, as of the effective date of the Technical Report, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.